

April 27, 2021

Maja Spalevic
Chief Financial Officer
Bespoke Capital Acquisition Corp.
3rd Floor
115 Park Street
London, W1K 7AP
United Kingdom

      Re: Bespoke Capital Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed April 20, 2021
          File No. 333-254260

Dear Ms. Spalevic:

    Please respond to this letter by providing the requested information.

    After reviewing the information you provide in response to these comments, we may have additional comments.

1.   We note that the Form 6-K filed on April 15, 2021 includes as exhibits a Notice of Meeting, Management Proxy Circular and Form of Proxy. Please advise whether the registrant disseminated proxy cards to shareholders. If so, please advise how doing so is consistent with Securities Act section 5. In responding to this comment, please refer to Securities Act Forms Compliance and Disclosure Interpretation 125.07.

    Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Joel T. May